UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Ares Management Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

03990B101

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 03990B101	Page 2 of 6 Pages

1.	Names of Reporting Persons Alleghany Corporation
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,157,544
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,157,544
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,157,544
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 7.05%
12.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 03990B101	Page 3 of 6 Pages

1.	Names of Reporting Persons Alleghany Insurance Holdings LLC
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,157,544
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,157,544
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,157,544
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 7.05%
12.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 03990B101	Page 4 of 6 Pages

Item 1(a).	Name of Issuer:

Ares Management Corporation

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

2000 Avenue of the Stars

12th Floor

Los Angeles, CA 90067

Item 2(a).	Name of Person Filing

This statement is filed by (i) Alleghany Corporation and (ii) Alleghany Insurance Holdings LLC.

Alleghany Corporation and Alleghany Insurance Holdings LLC have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Alleghany Corporation and Alleghany Insurance Holdings LLC is 1411 Broadway, 34th Floor, New York, New York, 10018.

Item 2(c).	Citizenship:

Alleghany Corporation is a Delaware corporation. Alleghany Insurance Holdings LLC is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number:

03990B101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

7,157,544 shares of Class A Common Stock

Item 4(b).	Percent of Class:

7.05% of the total number of shares of Class A Common Stock outstanding.

CUSIP NO. 03990B101	Page 5 of 6 Pages

Item 4(c). Number of shares as to which such person has:

Alleghany Corporation
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	7,157,544
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	7,157,544

Alleghany Insurance Holdings LLC
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	7,157,544
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	7,157,544

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [_].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

This Item 10 is not applicable.

CUSIP NO. 03990B101	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2019	ALLEGHANY CORPORATION

	By:	/s/ Peter R. Sismondo
Name: Peter R. Sismondo
Title: Vice President

Date: February 11, 2019	ALLEGHANY INSURANCE HOLDINGS LLC

	By:	/s/ Peter R. Sismondo
Name: Peter R. Sismondo
Title: Vice President

EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements..

Date: February 11, 2019	ALLEGHANY CORPORATION

	By:	/s/ Peter R. Sismondo
Name: Peter R. Sismondo
Title: Vice President

Date: February 11, 2019	ALLEGHANY INSURANCE HOLDINGS LLC

	By:	/s/ Peter R. Sismondo
Name: Peter R. Sismondo
Title: Vice President